Exhibit 16.1
April 14, 2009
Securities and Exchange Commission
Washington, DC 20549
Ladies and Gentlemen:
We were previously principal accountants for XO Holdings, Inc. (the Company) and, under the date of March 16, 2009, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2008. On April 8, 2009, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated April 8, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that KPMG LLP’s dismissal and Grant Thornton LLP’s engagement were approved by the audit committee of the board of directors and that the Company had not previously consulted with Grant Thornton LLP.
Very truly yours,
/s/ KPMG LLP